CUSIP No.
16939M103

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)
Under the Securities Exchange Act of 1934

CHINA ENERGY CORPORATION
(Name of Issuer)

Common Stock
(Title of Class of Securities)

16939M103
(CUSIP Number)

Yi Ding
No 57 Xinhua East Street
Hohhot, Inner Mongolia F4 010010, China
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 30, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§ 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. *

CUSIP No.
16939M103

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) AXIM HOLDINGS LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BELIZE
	7	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH:	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.
16939M103

Amendment No. 1 to Schedule 13D (“Amendment No. 1”)

Axim Holdings Ltd., a corporation organized under the laws of Belize (“Axim”), hereby amends and supplements the Statement on Schedule 13D filed on January 14, 2008 (the “Original Statement” and collectively with this Amendment No. 1, the “13D Statement”), with respect to the common stock, $0.001 par value (the “Common Stock”) of China Energy Corporation, a Nevada corporation (the “Issuer”).  Except as set forth herein, there has been no material change in the facts set forth in the Original Statement.

Unless otherwise indicated herein, each capitalized term used and not defined herein shall have the meaning ascribed to such term in the Original Statement.

Item 4.   Purpose of Transaction.

Item 4 of the Original Statement is hereby amended and supplemented by adding the following to the end thereof:

On November 30, 2010, in connection with a restructuring of the Issuer, (i) the Trust Agreement dated December 31, 2007 between PPI and all the registered shareholders of Coal Group and Heat Power was terminated and (ii) pursuant to a Termination and Transfer Agreement dated as of November 30, 2010 among Axim, Yi Ding, Biao Ding, Fortune Place Holdings Limited, a corporation organized under the laws of the British Virgin Islands (“Fortune Place”), and Ninghua Xu (the holder of 100% of the equity interests of Fortune Place), Axim transferred 10,000,000 shares of Common Stock, representing 100% of the Common Stock owned by Axim, to Fortune Place, for no monetary consideration.

Item 5.   Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

a)	Axim is the beneficial owner of 0 shares of the Issuer representing 0% ownership.

b)	Axim has the sole power to vote and dispose of 0 shares of the Issuer.

c)	Axim has not effected any transactions in the common stock of the Issuer in the past sixty days.

d)	Not applicable

e)	On November 30, 2010, Axim ceased to be the beneficial owner of more than five percent of the common stock of the Issuer.

Item 6.   Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended in its entirety to read as follows:

None.

Item 7.   Materials to be Filed as Exhibits.

EXHIBIT 10.1	Trust Agreement dated December 31, 2007*

EXHIBIT 10.2	Share Trust Agreement dated January 3, 2008*

EXHIBIT 10.3	Termination and Transfer Agreement among Axim Holdings Ltd., Yi Ding, Biao Ding, Fortune Place Holdings Limited, and Ninghua Xu dated as of November 30, 2010.**

*Incorporated by reference to the Current Report on Form 8-K filed by the Issuer with the SEC on January 14, 2008.

**Incorporated by reference to the Current Report on Form 8-K filed by the Issuer with the SEC on December 6, 2010

CUSIP No.
16939M103

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: December 9, 2010

AXIM HOLDINGS LTD.

By:	/s/ Yi Ding
Name: Yi Ding
Title: Director